Exhibit 11

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Offering Statement of Seismic Capital Company (the “Company”) on Amendment No. 3 to Form 1-A (File No. 024-11376) of our report, which includes an explanatory paragraph as the Company’s ability to continue as a going concern, dated October 16, 2020, except for Note 7A, as to which the date is December 31, 2020, with respect to our audit of the financial statements of Seismic Capital Company as of August 31, 2020 and for the period from July 1, 2020 (inception) through August 31, 2020, which report appears in the Offering Circular, which is part of this Offering Statement.

/s/ Marcum llp

Marcum llp

New York, NY

March 16, 2021